

Mail Stop 4631

October 26, 2009

By U.S. Mail and Facsimile

Mr. Richard Hanson
Chief Financial Officer
Show Me Ethanol, LLC
P.O. Box 9, 26530 E. Highway 24
Carrollton, Missouri 64633

>   **Re: Show Me Ethanol, LLC**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
>   **File No. 000-52614**

Dear Mr. Hanson:

We have reviewed your response letter dated July 1, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

General

1.   It appears to us that you may not qualify as a smaller reporting company given your lack of public float and having generated annual revenue in 2008 of greater than $50 million. See Rule 12b-2 of the Exchange Act for the definition of a smaller business company. Please advise us as to your intent regarding this change in status.

2.   We note that your responses to prior comments 2-6 do not indicate your intention to comply with the comments, but rather that you acknowledge them. In this regard, please confirm your intent to comply with our comments in all future filings.

Form 10-Q/A for the Fiscal Quarter Ended March 31, 2009

Exhibit 31 – Section 302 Certifications

3.   We note that in your section 302 certifications:

- the report was not correctly identified in paragraph 1 and should say "Form 10-Q/A;
- in paragraph 2, the words "quarterly report" should be replaced with "report"; and
- paragraph 5a should start with the words "all significant" and remove the word "any".

Please amend your Form 10-Q/A for the quarter ended March 31, 2009 to provide your certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K and ensure that all future certifications are appropriately worded. Please also note that your amended Form 10-Q is required to include the entire periodic report.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 4 – Controls and Procedures, page 21

4. In future quarterly filings, please provide the information required by Item 308T(b) of Regulation S-K.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief